Virgin America Inc.

555 Airport Boulevard

Burlingame, CA 94010

November 10, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Justin Dobbie, Legal Branch Chief
Donald E. Field
Linda Cvrkel, Accounting Branch Chief
Heather Clark

Re:	Virgin America Inc.
Registration Statement on Form S-1
Registration File No. 333-197660

Dear Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration by Securities and Exchange Commission (the “Commission”) of the effective date of the above-referenced Registration Statement on Form S-1 of Virgin America Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:05 p.m., Washington, D.C. time, on November 13, 2014, or as soon thereafter as practicable.

The Company acknowledges the following:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Tad J. Freese at (650) 463-3060 or Nathan C. Salha at (650) 470-4868.

Thank you for your assistance in this matter.

Very truly yours,

Virgin America Inc.

By:	/s/ Peter D. Hunt
Peter D. Hunt
Senior Vice President and Chief Financial Officer

cc:	C. David Cush, Virgin America Inc.
John J. Varley, Virgin America Inc.
Tad J. Freese, Latham & Watkins LLP